07022259

Reliance Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 31, 2007

BEST AVAILABLE COPY

File No.82-3300

RECEIVED
2007 APR -5 A 8:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	March 31, 2007	Forwarding a photocopy of the newspaper cutting of the Notices of the Court convened meetings of the Equity shareholders, Secured Creditors (including debenture holders) and Unsecured Creditors, to be held on April 21, 2007 at Mumbai.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: a/a

THE TIMES OF INDIA, MUMBAI
FRIDAY, MARCH 30, 2007

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the *Companies Act, 1956*, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.) ... Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTUREHOLDERS) AND UNSECURED CREDITORS OF RELIANCE INDUSTRIES LIMITED, THE APPLICANT COMPANY

Notice is hereby given that by an Order passed on 16th day of March 2007, the Hon'ble *High Court of Judicature at Bombay*, has directed that meetings of the Equity Shareholders, Secured Creditors (Including Debentureholders) and Unsecured Creditors of the Applicant Company be convened and held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020 on Saturday the 21st day of April, 2007 at 11:00 a.m., 12:00 noon (or soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders)] respectively for the purpose of considering, and if thought fit, approving with or without modification(s) the Scheme of Amalgamation of *Indian Petrochemicals Corporation Limited with Reliance Industries Limited.*

In pursuance of the said Order and as directed therein, further Notice is hereby given that the meeting of the Equity Shareholders, Secured Creditors (Including Debentureholders) and Unsecured Creditors of the Applicant Company will be held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020 on Saturday the 21st day of April, 2007 at 11:00 a.m., 12:00 noon (or soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders)] respectively at which time and place the said Equity Shareholders, Secured Creditors (Including Debentureholders) and Unsecured Creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company or its Advocates' Office at M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co., Peninsula Chambers, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai - 400 013, on any working day.

Persons entitled to attend and vote at the said meetings may vote in person or by proxy provided that a proxy in the prescribed form, duly signed by such person or by his *authorised representative is deposited at the registered office of the Applicant Company* not later than 48 hours before the meetings.

The Hon'ble Court has appointed Mr. Justice B.N. Srikrishna (Retd.), in his absence Mr. M.L. Bhakta, the Independent Director of the Applicant Company and in his absence Mr. Y.P. Trivedi, the Independent Director of the Applicant Company to be the Chairman of the said meetings.

The Scheme, if approved at the meetings, will be subject to the subsequent approval of the Hon'ble Court.

Sd/-
Justice B.N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:
3rd Floor, Maker Chambers IV, 222, Nariman Point,
Mumbai- 400 021, Maharashtra, India.

३० मार्च २००७ महाराष्ट्र टाइम्स, मुंबई

मुंबई उच्च न्यायालयातील
मूळ सर्वसाधारण दिवाणी अधिकारक्षेत्र
२००७ चा कंपनी दावा क्र.२८३

कंपनी कायदा, १९५६च्या प्रकरणी;

–आणि–

कंपनी कायदा, १९५६च्या कलम ३९१ ते ३९४ प्रकरणी;

–आणि–

कंपनी कायदा, १९५६, नुसार स्थापन करण्यात आलेली आणि आपले नोंदणीकृत कार्यालय ३ रा मजला, मेकर चेम्बर्स ४, २२२, नरिमन पॉईन्ट, मुंबई ४००-०२१, येथे असलेल्या रिलायन्स इंडस्ट्रीज लिमिटेडच्या प्रकरणी;

–आणि–

इंडियन पेट्रोकेमिकल्स कॉर्पोरेशन चे रिलायन्स इंडस्ट्रीज लिमिटेड बरोबरच्या विलीनीकरण प्रकरणी;

रिलायन्स इंडस्ट्रीज लिमिटेड, कंपनी कायदा १९५६ च्या अंतर्गत)
नोंदणीकृत झालेली व ३रा मजला, मेकर चेम्बर्स ४, २२२,)
नरिमन पॉईन्ट, मुंबई ४०० ०२१, येथे नोंदणीकृत कार्यालय)
असलेली कंपनी) अर्जदार कंपनी

अर्जदार कंपनी रिलायन्स इंडस्ट्रीज लिमिटेडच्या इक्विटी समभागधारक, सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) आणि असुरक्षित क्रेडिटर्स ह्यांची सभा बोलविण्यासाठी नोटिस

याद्वारे अशी सूचना देण्यात येते की १६ मार्च, २००७ रोजी काढण्यात आलेल्या आदेशानुसार मुंबई उच्च न्यायालयाने अर्जदार कंपनीच्या इक्विटी समभागधारक, सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) आणि असुरक्षित क्रेडिटर्सची बैठक बोलाविण्याचे आणि इंडियन पेट्रोकेमिकल्स कॉर्पोरेशन लिमिटेड व रिलायन्स इंडस्ट्रीज लिमिटेड च्या विलिनिकरणाच्या योजनेवर विचार करण्यासाठी आणि योग्य वाटल्यास, सुधारणांसह किंवा त्याशिवाय त्यास मंजुरी देण्यासाठी बिरला मातुश्री सभागृह, १९, मरिन लाईन्स, मुंबई – ४०० ०२० येथे अनुक्रमे शनिवार २१ एप्रिल २००७ रोजी सकाळी ११ वाजता, दुपारी १२ वाजता (किंवा इक्विटी भागधारकांची बैठक संपल्यानंतर लगेचच) आणि दुपारी १२.३० वाजता (किंवा सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) ची बैठक झाल्यानंतर लगेचच) बोलाविण्याचे आदेश देण्यात आले आहेत.

सदर आदेश अमलात आणण्यासाठी आणि त्यातील आदेशानुसार, नोटिस देण्यात येते की, अर्जदार कंपनीचे इक्विटी समभागधारक, सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) आणि असुरक्षित क्रेडिटर्स यांची बैठक बिरला मातुश्री सभागृह, १९, मरिन लाईन्स, मुंबई – ४०० ०२० येथे अनुक्रमे शनिवार २१ एप्रिल २००७ रोजी सकाळी ११ वाजता, दुपारी १२ वाजता (किंवा इक्विटी भागधारकांची बैठक संपल्यानंतर लगेचच) आणि दुपारी १२.३० वाजता (किंवा सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) ची बैठक झाल्यानंतर लगेचच) होईल आणि सदर दिवशी व वेळी अर्जदार कंपनीचे इक्विटी समभागधारक, सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) आणि असुरक्षित क्रेडिटर्स यांना उपस्थित राहण्याची विनंती करण्यात येत आहे.

योजनेच्या प्रति, कंपनी कायदा १९५६ मधील कलम ३९३ नुसार स्पष्टिकरणाचे निवेदन आणि प्रॉक्सीचा अर्ज, अर्जदार कंपनीच्या नोंदणीकृत कार्यालयातून किंवा त्यांचे वकील, मेसर्स अमरचंद ॲण्ड मंगलदास ॲण्ड सुरेश ए. श्रॉफ ॲण्ड क., यांच्या पेनिन्सुला चेम्बर्स, पेनिन्सुला कॉर्पोरेट पार्क, गणपतराव कदम मार्ग, लोअर परळ, मुंबई – ४०० ०१३, येथील कार्यालयातून कोणत्याही कार्यालयीन दिवशी मोफत मिळू शकतील.

सदर बैठकीस उपस्थित राहून मतदान करण्यास पात्र असलेल्या व्यक्ती स्वत: किंवा विहित नमुन्यात प्रॉक्सी अर्ज भरून अशा व्यक्ती किंवा त्यांचे अधिकारप्राप्त प्रतिनिधी यांनी, त्यावर स्वाक्षरी करून अर्जदार कंपनीच्या नोंदणीकृत कार्यालयात बैठकीच्या ४८ तास अगोदर सादर केले असल्यास, प्रॉक्सीद्वारे आपले मत नोंदवू शकतात.

न्यायालयाने श्री. जस्टिस बी. एन. श्रीकृष्ण (निवृत्त), त्यांच्या अनुपस्थितीत श्री. एम. एल. भक्ता, अर्जदार कंपनीचे स्वतंत्र संचालक आणि त्यांच्या अनुपस्थितीत श्री. वाय. पी. त्रिवेदी, अर्जदार कंपनीचे स्वतंत्र संचालक, यांची सदर बैठकीच्या अध्यक्षपदी नेमणूक केली आहे.

ह्या बैठकामधे ही योजना मंजूर करण्यात आल्यास, त्यास त्यानंतर न्यायालयाच्या मंजुरीची गरज असेल.

सही/–
न्यायमूर्ती बी. एन. श्रीकृष्ण (निवृत्त)
बैठकीसाठी नियुक्त अध्यक्ष

दिनांक : १६ मार्च २००७

नोंदणीकृत कार्यालय:
३ रा मजला, मेकर चेम्बर्स ४, २२२, नरिमन पॉईन्ट,
मुंबई ४०० ०२१, महाराष्ट्र, भारत.

THE TELEGRAPH CALCUTTA THURSDAY 29 MARCH 2007

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

-And-

In the matter of the Scheme of *Amalgamation of Indian* Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.) ... Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTUREHOLDERS) AND UNSECURED CREDITORS OF RELIANCE INDUSTRIES LIMITED, THE APPLICANT COMPANY

Notice is hereby given that by an Order passed on 16th day of March 2007, the Hon'ble High Court of Judicature at Bombay has directed that meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company be convened and held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020 on Saturday the 21st day of April, 2007 at 11:00 a.m., 12:00 noon (or soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders)] respectively for the purpose of considering, and if thought fit, approving with or without modification(s) the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

In pursuance of the said Order and as directed therein, further Notice is hereby given that the meeting of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company will be held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020 on Saturday the 21st day of April, 2007 at 11:00 a.m., 12:00 noon (or soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders)] respectively at which time and place the said Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company or its Advocates' Office at M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co., Peninsula Chambers, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai - 400 013, on any working day.

Persons entitled to attend and vote at the said meetings may vote in person or by proxy provided that a proxy in the prescribed form, duly signed by such person or by his authorised representative is deposited at the registered office of the Applicant Company not later than 48 hours before the meetings.

The Hon'ble Court has appointed Mr. Justice B.N. Srikrishna (Retd.), in his absence Mr. M.L. Bhakta, the Independent Director of the Applicant Company and in his absence Mr. Y.P. Trivedi, the Independent Director of the Applicant Company to be the Chairman of the said meetings.

The Scheme, if approved at the meetings, will be subject to the subsequent approval of the Hon'ble Court.

Sd/-
Justice B.N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007

Registered Office:
3rd Floor, Maker Chambers IV, 222, Nariman Point,
Mumbai- 400 021, Maharashtra, India.

THE HINDU • THURSDAY, MARCH 29, 2007 CHENNAI

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021) ... Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTUREHOLDERS) AND UNSECURED CREDITORS OF RELIANCE INDUSTRIES LIMITED, THE APPLICANT COMPANY

Notice is hereby given that by an Order passed on 16th day of March 2007, the Hon'ble High Court of Judicature at Bombay has directed that meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company be convened and held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020 on Saturday the 21st day of April, 2007 at 11:00 a.m., 12:00 noon (or soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders)] respectively for the purpose of considering, and if thought fit, approving with or without modification(s) the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

In pursuance of the said Order and as directed therein, further Notice is hereby given that the meeting of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company will be held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020 on Saturday the 21st day of April, 2007 at 11:00 a.m., 12:00 noon (or soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders)] respectively at which time and place the said Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company or its Advocates' Office at M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co., Peninsula Chambers, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai - 400 013, on any working day.

Persons entitled to attend and vote at the said meetings may vote in person or by proxy provided that a proxy in the prescribed form, duly signed by such person or by his authorised representative is deposited at the registered office of the Applicant Company not later than 48 hours before the meetings.

The Hon'ble Court has appointed Mr. Justice B.N. Srikrishna (Retd.), in his absence Mr. M.L. Bhakta, the Independent Director of the Applicant Company and in his absence Mr. Y.P. Trivedi, the Independent Director of the Applicant Company to be the Chairman of the said meetings.

The Scheme, if approved at the meetings, will be subject to the subsequent approval of the Hon'ble Court.

Sd/-
Justice B.N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:
3rd Floor, Maker Chambers IV, 222, Nariman Point,
Mumbai- 400 021, Maharashtra, India.

END